UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report(Date of earliest event reported): June 15, 2026

Landa App LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

996 Greenwood Ave NE

Atlanta, GA 30306

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App LLC - 1000 Fox Valley Trail Stone Mountain GA LLC	Landa App LLC - 1007 Leeward Way Jonesboro GA LLC
Landa App LLC - 10119 Commons Way Jonesboro GA LLC	Landa App LLC - 10121 Morris Drive SW Covington GA LLC
Landa App LLC - 10183 Starr Street SW Covington GA LLC	Landa App LLC - 103 Starlake Drive Jackson GA LLC
Landa App LLC - 10433 Candlelight Road Jonesboro GA LLC	Landa App LLC - 104 Summerfield Drive Mcdonough GA LLC
Landa App LLC - 105 Anne Street Hampton GA LLC	Landa App LLC - 107 Oakwood Circle Griffin GA LLC
Landa App LLC - 109 Amberwood Lane Griffin GA LLC	Landa App LLC - 10 Oak Wood Lane Covington GA LLC
Landa App LLC - 10 Windridge Drive Covington GA LLC	Landa App LLC - 110 Shenandoah Drive Covington GA LLC
Landa App LLC - 1110 Parkview Drive Griffin GA LLC	Landa App LLC - 11187 Shannon Circle Hampton GA LLC
Landa App LLC - 111 Fir Drive Mcdonough GA LLC	Landa App LLC - 112 Ridge Street Locust Grove GA LLC
Landa App LLC - 11322 Michelle Way Hampton GA LLC	Landa App LLC - 11447 S Grove Drive Hampton GA LLC
Landa App LLC - 1147 Village Way Stone Mountain GA LLC	Landa App LLC - 114 Starlake Drive Jackson GA LLC
Landa App LLC - 115 Lakeview Drive Stockbridge GA LLC	Landa App LLC - 1160 Gable Terrace Jonesboro GA LLC
Landa App LLC - 1190 Kirkland Road Covington GA LLC	Landa App LLC - 1201 Kilrush Drive Mableton GA LLC
Landa App LLC - 120 Rosewood Drive Mcdonough GA LLC	Landa App LLC - 124 Libby Lane Jonesboro GA LLC
Landa App LLC - 12641 Alcovy Road Covington GA LLC	Landa App LLC - 126 E Mimosa Drive Jonesboro GA LLC
Landa App LLC - 12 Mintz Street Griffin GA LLC	Landa App LLC - 1320 Winona Avenue Griffin GA LLC
Landa App LLC - 133 Dove Landing Social Circle GA LLC	Landa App LLC - 137 Southern Shores Road Jackson GA LLC
Landa App LLC - 138 Sandalwood Circle Lawrenceville GA LLC	Landa App LLC - 140 High Ridge Road Covington GA LLC
Landa App LLC - 141 Longstreet Circle Oxford GA LLC	Landa App LLC - 1443 Pebble Ridge Lane Hampton GA LLC
Landa App LLC - 146 Crystal Brook Griffin GA LLC	Landa App LLC - 1473 Brownleaf Drive Jonesboro GA LLC
Landa App LLC - 1485 Bola Court Jonesboro GA LLC	Landa App LLC - 1490 Diplomat Drive Riverdale GA LLC
Landa App LLC - 153 Cliffside Court Riverdale GA LLC	Landa App LLC - 157 Wells Road Jenkinsburg GA LLC
Landa App LLC - 160 Chimney Ridge Trail Stockbridge GA LLC	Landa App LLC - 164 Longstreet Circle Oxford GA LLC
Landa App LLC - 1666 W Poplar Street Griffin GA LLC	Landa App LLC - 1683 Spoonbill Road Hampton GA LLC
Landa App LLC - 1689 Viceroy Way Riverdale GA LLC	Landa App LLC - 171 Davidson Drive Griffin GA LLC
Landa App LLC - 1768 Glen View Way Hampton GA LLC	Landa App LLC - 181 Watercress Court Stockbridge GA LLC
Landa App LLC - 188 Timberline Road Jackson GA LLC	Landa App LLC - 189 Shenandoah Drive Riverdale GA LLC
Landa App LLC - 1903 Old Concord Drive SE Covington GA LLC	Landa App LLC - 195 Branchwood Drive Covington GA LLC
Landa App LLC - 195 Fairclift Drive Covington GA LLC	Landa App LLC - 195 Hunters Trace Covington GA LLC
Landa App LLC - 196 Montego Circle Riverdale GA LLC	Landa App LLC - 204 N Main Court Stockbridge GA LLC
Landa App LLC - 2055 Grove Way Hampton GA LLC	Landa App LLC - 20 Chimney Smoke Drive Stockbridge GA LLC
Landa App LLC - 212 Fleeta Drive Covington GA LLC	Landa App LLC - 215 Central Lake Circle Griffin GA LLC
Landa App LLC - 2177 East Chester Circle Southeast Conyers GA LLC	Landa App LLC - 217 Glenloch Court Stockbridge GA LLC
Landa App LLC - 221 Lakeview Drive Stockbridge GA LLC	Landa App LLC - 2264 Chestnut Hill Circle Decatur GA LLC
Landa App LLC - 235 Lazy Hollow Lane Covington GA LLC	Landa App LLC - 2425 Cornell Circle Mcdonough GA LLC
Landa App LLC - 2443 Hodges Farm Road Mansfield GA LLC	Landa App LLC - 253 Marco Drive Social Circle GA LLC
Landa App LLC - 255 Countryside Lane Covington GA LLC	Landa App LLC - 258 Rocky Point Road Covington GA LLC
Landa App LLC - 25 Pleasant Valley Road Mcdonough GA LLC	Landa App LLC - 263 Rocky Point Road Covington GA LLC
Landa App LLC - 270 Mountain Lane Covington GA LLC	Landa App LLC - 270 Mountain Way Covington GA LLC
Landa App LLC - 270 Pleasant Hills Drive Covington GA LLC	Landa App LLC - 2794 Norfair Loop Lithonia GA LLC
Landa App LLC - 2813 Vicksburg Court Decatur GA LLC	Landa App LLC - 2933 Coffer Drive Ellenwood GA LLC
Landa App LLC - 3011 Raintree Drive SE Conyers GA LLC	Landa App LLC - 3043 Highway 81 S Covington GA LLC
Landa App LLC - 304 Deerfield Drive Jonesboro GA LLC	Landa App LLC - 30 High Ridge Road Covington GA LLC
Landa App LLC - 30 Roosevelt Road Covington GA LLC	Landa App LLC - 313 Blue Heron Drive Jonesboro GA LLC
Landa App LLC - 3202 Chippewa Drive Rex GA LLC	Landa App LLC - 350 Cadiz Lane S College Park GA LLC
Landa App LLC - 351 Wesley Park Drive Jonesboro GA LLC	Landa App LLC - 35 Clay Court Covington GA LLC
Landa App LLC - 3603 Manhattan Drive Decatur GA LLC	Landa App LLC - 3667 Patti Parkway Decatur GA LLC
Landa App LLC - 404 Barberry Lane Stockbridge GA LLC	Landa App LLC - 412 Kendall Lane Mcdonough GA LLC
Landa App LLC - 416 Autumn Lake Court Mcdonough GA LLC	Landa App LLC - 432 Manor Estates Drive Stockbridge GA LLC
Landa App LLC - 43 Darwin Drive Jonesboro GA LLC	Landa App LLC - 440 Freestone Drive Newnan GA LLC
Landa App LLC - 4447 Lake Breeze Drive Stone Mountain GA LLC	Landa App LLC - 445 Independence Drive Jonesboro GA LLC
Landa App LLC - 449 Kara Lane Mcdonough GA LLC	Landa App LLC - 45 Blue Jay Drive Covington GA LLC
Landa App LLC - 45 Laurel Way Covington GA LLC	Landa App LLC - 4702 Saint James Way Decatur GA LLC
Landa App LLC - 4732 Pinedale Drive Forest Park GA LLC	Landa App LLC - 497 Georgia Highway 212 Covington GA LLC
Landa App LLC - 5039 East Street Forest Park GA LLC	Landa App LLC - 5040 Huntshire Lane Lilburn GA LLC
Landa App LLC - 513 Jarrett Court Mcdonough GA LLC	Landa App LLC - 5143 Pinecrest Drive SW Covington GA LLC
Landa App LLC - 524 Sawmill Road Hampton GA LLC	Landa App LLC - 5329 Shirewick Lane Lithonia GA LLC
Landa App LLC - 540 Cowan Road Covington GA LLC	Landa App LLC - 5411 Rocky Pine Drive Lithonia GA LLC
Landa App LLC - 550 Cowan Road Covington GA LLC	Landa App LLC - 5581 Fox Glen Circle Lithonia GA LLC
Landa App LLC - 55 Myrtle Grove Lane Covington GA LLC	Landa App LLC - 565 Mountainview Drive Covington GA LLC
Landa App LLC - 5737 Strathmoor Manor Circle Lithonia GA LLC	Landa App LLC - 5801 Strathmoor Manor Circle Lithonia GA LLC
Landa App LLC - 6104 Oakwood Circle SW Covington GA LLC	Landa App LLC - 6107 Shadow Glen Court Covington GA LLC
Landa App LLC - 6113 Pine Glen Circle SW Covington GA LLC	Landa App LLC - 6119 Pineneedle Drive SW Covington GA LLC
Landa App LLC - 615 Barshay Drive Covington GA LLC	Landa App LLC - 6168 Wheat Street NE Covington GA LLC
Landa App LLC - 6178 Green Acres Drive SW Covington GA LLC	Landa App LLC - 6386 Forester Way Lithonia GA LLC
Landa App LLC - 6404 Walnut Way Union City GA LLC	Landa App LLC - 643 Sycamore Drive Jonesboro GA LLC
Landa App LLC - 653 Georgetown Lane Jonesboro GA LLC	Landa App LLC - 65 Freedom Court Covington GA LLC
Landa App LLC - 6635 Kimberly Mill Road College Park GA LLC	Landa App LLC - 6653 Bedford Road Rex GA LLC
Landa App LLC - 6710 Sunset Hills Boulevard Rex GA LLC	Landa App LLC - 6762 Bent Creek Drive Rex GA LLC
Landa App LLC - 683 Wood Path Court Stone Mountain GA LLC	Landa App LLC - 709 Georgetown Court Jonesboro GA LLC
Landa App LLC - 70 Shenandoah Lane Covington GA LLC	Landa App LLC - 7107 Geiger Street NW Covington GA LLC
Landa App LLC - 7205 Lakeview Drive SW Covington GA LLC	Landa App LLC - 750 Georgetown Court Jonesboro GA LLC
Landa App LLC - 752 Chestnut Drive Jackson GA LLC	Landa App LLC - 7781 Mountain Creek Way Douglasville GA LLC
Landa App LLC - 7950 Woodlake Drive Riverdale GA LLC	Landa App LLC - 800 Mills Drive Covington GA LLC
Landa App LLC - 808 Hillandale Lane Lithonia GA LLC	Landa App LLC - 80 High Ridge Road Covington GA LLC
Landa App LLC - 8110 Devonshire Drive Jonesboro GA LLC	Landa App LLC - 8121 Spillers Drive SW Covington GA LLC
Landa App LLC - 8233 Creekline Court Riverdale GA LLC	Landa App LLC - 8302 Sterling Lakes Drive Covington GA LLC
Landa App LLC - 85 Kirkland Court Covington GA LLC	Landa App LLC - 85 Thorn Thicket Way Rockmart GA LLC
Landa App LLC - 8819 Leafwood Court Riverdale GA LLC	Landa App LLC - 8855 Rugby Court Jonesboro GA LLC
Landa App LLC - 9020 Sterling Ridge Lane Jonesboro GA LLC	Landa App LLC - 9150 Spillers Drive SW Covington GA LLC
Landa App LLC - 925 Mote Road Covington GA LLC	Landa App LLC - 9409 Forest Knoll Drive Jonesboro GA LLC
Landa App LLC - 9434 Cedar Creek Place Douglasville GA LLC	Landa App LLC - 9597 Pintail Trail Jonesboro GA LLC
Landa App LLC - 974 Laurel Street Lake City GA LLC	Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	Landa App LLC - 1394 Oakview Circle Forest Park GA LLC
Landa App LLC - 1445 Maple Valley Court Union City GA LLC	Landa App LLC - 168 Brookview Drive Riverdale GA LLC
Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC
Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC	Landa App LLC - 1741 Park Lane Griffin GA LLC
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC
Landa App LLC - 1910 Grove Way Hampton GA LLC	Landa App LLC - 268 Brookview Drive Riverdale GA LLC
Landa App LLC - 4267 High Park Lane East Point GA LLC	Landa App LLC - 4474 Highwood Park Drive East Point GA LLC
Landa App LLC - 593 Country Lane Drive Jonesboro GA LLC	Landa App LLC - 6436 Stone Terrace Morrow GA LLC
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	Landa App LLC - 729 Winter Lane Jonesboro GA LLC
Landa App LLC - 7349 Exeter Court Riverdale GA LLC	Landa App LLC - 773 Villa Way Jonesboro GA LLC
Landa App LLC - 843 Tramore Drive Stockbridge GA LLC	Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC
Landa App LLC - 8641 Ashley Way Douglasville GA LLC	Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC
Landa App LLC - 8651 Ashley Way Douglasville GA LLC	Landa App LLC - 8652 Ashley Way Douglasville GA LLC
Landa App LLC - 8653 Ashley Way Douglasville GA LLC	Landa App LLC - 8654 Ashley Way Douglasville GA LLC
Landa App LLC - 8655 Ashley Way Douglasville GA LLC	Landa App LLC - 8658 Ashley Way Douglasville GA LLC
Landa App LLC - 8659 Ashley Way Douglasville GA LLC	Landa App LLC - 8662 Ashley Way Douglasville GA LLC
Landa App LLC - 8667 Ashley Way Douglasville GA LLC	Landa App LLC - 8668 Ashley Way Douglasville GA LLC
Landa App LLC - 8670 Ashley Way Douglasville GA LLC	Landa App LLC - 8671 Ashley Way Douglasville GA LLC
Landa App LLC - 8674 Ashley Way Douglasville GA LLC	Landa App LLC - 8675 Ashley Way Douglasville GA LLC
Landa App LLC - 8676 Ashley Way Douglasville GA LLC	Landa App LLC - 8677 Ashley Way Douglasville GA LLC
Landa App LLC - 8678 Ashley Way Douglasville GA LLC	Landa App LLC - 8679 Ashley Way Douglasville GA LLC
Landa App LLC - 8683 Ashley Way Douglasville GA LLC	Landa App LLC - 8691 Ashley Way Douglasville GA LLC
Landa App LLC - 8692 Ashley Way Douglasville GA LLC	Landa App LLC - 8693 Ashley Way Douglasville GA LLC
Landa App LLC - 8694 Ashley Way Douglasville GA LLC	Landa App LLC - 8697 Ashley Way Douglasville GA LLC
Landa App LLC - 8780 Churchill Place Jonesboro GA LLC	Landa App LLC - 8796 Parliament Place Jonesboro GA LLC
Landa App LLC - 9439 Lakeview Road Union City GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item. 1 Fundamental Changes

Dissolution of Certain Series

As described under Item 9 below, the following Series completed the sale of its sole asset, and they no longer has any active operations or assets. Accordingly, the Manager has approved the dissolution of this Series in accordance with the Series's Operating Agreement. The dissolution of the Series will be effective upon the final distribution of the sale proceeds to its investors, at which point all outstanding membership interest units of the Series will be cancelled. This dissolution will not affect any other series of Landa App LLC.

Item 9. Other Events

Sale of Property Held by Series of Landa App LLC

In May, 2026, Landa Holdings, Inc., as manager (the “Manager”) of the following Series LLC of Landa App LLC (the “Series”), completed the sale of the properties located at the addresses set forth below. Each sale was conducted pursuant to a Purchase and Sale Agreement (“PSA”). The details of the Sales, including the application of proceeds, are set forth in the table below.

Series	Address	Sale Date	Sale Price	Liabilities and Expenses	Distributed to Investors	Distribution per Share	Offering Price Per Share	Dividends Distributed per Share
Landa App LLC – 1910 Grove Way Hampton GA LLC*	1910 Grove Way, Hampton, Georgia, 30228	04/14/2026	$117,000.00	$117,000.00	–	–	$2.20	$0.92
Landa App LLC – 6440 Woodstone Terrace Morrow GA LLC*	6440 Woodstone Terrace, Morrow, Georgia, 30260	03/18/2026	$71,361.85	$71,361.85	–	–	$1.82	$0.77
Landa App LLC – 4267 High Park Lane East Point GA LLC*	4267 High Park Lane, East Point, Georgia, 30344	03/18/2026	$152,662.00	$152,662.00	–	–	$4.76	$0.92
Landa App LLC – 6436 Stone Terrace Morrow GA LLC*	6436 Stone Terrace, Morrow, Georgia, 30260	03/18/2026	$65,402.30	$65,402.30	–	–	$1.55	$0.99
Landa App LLC – 6848 Sandy Creek Drive Riverdale GA LLC*	6848 Sandy Creek Drive, Riverdale, Georgia, 30274	03/18/2026	$78,818.73	$78,818.73	–	–	$2.19	$1.31
Landa App LLC – 1394 Oakview Circle Forest Park GA LLC*	1394 Oakview Circle, Forest Park, Georgia, 30297	03/18/2026	$98,750.00	$98,750.00	–	–	$3.61	$1.19
Landa App LLC – 8691 Ashley Way Douglasville GA LLC*	8691 Ashley Way, Douglasville, Georgia, 30134	04/17/2026	$152,300.00	$118,691.80	$33,608.20	$3.36	$5.94	$0.36
Landa App LLC – 9439 Lakeview Road Union City GA LLC*	9439 Lakeview Road, Union City, GA 30291	05/19/2026	$159,200.00	$159,200.00	–	–	$5.67	$1.76
Landa App LLC – 843 Tramore Drive Stockbridge GA LLC*	843 Tramore Drive, Stockbridge, GA 30281	05/19/2026	$132,000.00	$132,000.00	–	–	$13.26	$0.93
Landa App LLC – 8677 Ashley Way Douglasville GA LLC	8677 Ashley Way, Douglasville, Georgia, 30134	06/01/2026	$113,000.00	$104,703.29	$9,226.43	$0.94	$4.26	$4.91
Landa App LLC – 8679 Ashley Way Douglasville GA LLC*	8679 Ashley Way, Douglasville, Georgia, 30134	06/01/2026	$113,000.00	$113,000.00	–	–	$4.61	$7.00
Landa App LLC – 8683 Ashley Way Douglasville GA LLC	8683 Ashley Way, Douglasville, Georgia, 30134	06/01/2026	$113,000.00	$101,776.92	$8,718.99	$0.87	$4.77	$9.02

*The proceeds from the sale were used in their entirety to pay liabilities and expenses. As a result, no net proceeds remained available for distribution to the members of such Series.

SPECIAL NOTE REGARDING FORWARD–LOOKING STATEMENTS

The information contained in this report may contain certain forward–looking statements that are subject to various risks and uncertainties. Forward–looking statements are generally identifiable by use of forward–looking terminology such as “may”,“will”,“should”,“potential”,“intend”,“expect”,“outlook”,“seek”,“anticipate”,“estimate”,“approximately”,“believe”,“could”,“project”,“predict”or other similar words or expressions. Forward–looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward–looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward–looking statements. You are cautioned not to place undue reliance on any of these forward–looking statements.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Landa App LLC – 1910 Grove Way Hampton GA LLC – HUD
6.2	Landa App LLC – 6440 Woodstone Terrace Morrow GA LLC – HUD
6.3	Landa App LLC – 4267 High Park Lane East Point GA LLC– HUD
6.4	Landa App LLC – 6436 Stone Terrace Morrow GA LLC – HUD
6.5	Landa App LLC – 6848 Sandy Creek Drive Riverdale GA LLC – HUD
6.6	Landa App LLC – 1394 Oakview Circle Forest Park GA LLC – HUD
6.7	Landa App LLC – 8691 Ashley Way Douglasville GA LLC – HUD
6.8	Landa App LLC – 9439 Lakeview Road Union City GA LLC – HUD
6.9	Landa App LLC – 843 Tramore Drive Stockbridge GA LLC – HUD
6.10	Landa App LLC – 8677 Ashley Way Douglasville GA LLC – HUD
6.11	Landa App LLC – 8679 Ashley Way Douglasville GA LLC – HUD
6.12	Landa App LLC – 8683 Ashley Way Douglasville GA LLC – HUD

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2026

LANDA APP LLC

	By:	Landa Holdings, Inc., as member manager

	By:	/s/ Sammiya Mujtaba
	Name:	Sammiya Mujtaba
	Title:	Chief Operating Officer